UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 6, 2022

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

April 6, 2022, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa.

Matters discussed and resolutions:

  The Board of Directors discussed the safety indicators in each business, as well as the goals and main initiatives on this front.

  The members of the Board of Directors were subsequently updated on the main activities and planning of the Integrity Program for 2022, as well as on the results of this department in 2021.

  The members of the Board of Directors approved, based on the Company’s Corporate Executive Compensation Policy, the Stock-Based Incentives Plan and the People Committee’s recommendation:

(i) the 6th Restricted and Performance Shares Incentive Program (“6th Program”), which shall also be filed at the Company’s headquarters, including performance goals to which the transfer of ownership of shares will be subject to;

(ii) the list to be filed at the Company’s headquarters of designated participants in the 6th Program and the respective number of shares to be granted; and

(iii) the execution of such agreements between the Company and each participant of the 6th Program, according to the standard draft agreement filed at the Company’s headquarters.

  Finally, the members of the Board of Directors took note that, as a result of the transfer of all shares issued by Oxiteno S.A. Indústria e Comércio to Indorama Ventures PLC., Mr. João Benjamin Parolin submitted a letter of resignation from his position as Director of Ultrapar. The members of the Board expressed their votes of gratitude and recognition to Mr. Parolin for his dedication as an executive of the Company during this period and decided to keep this position vacant.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Frederico Pinheiro Fleury Curado – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 6, 2022)